Exhibit 99.2

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

June 29, 2026

The following provides matters voted upon and the results of the votes at the Annual General and Special Meeting of the shareholders of Versamet Royalties Corporation (the “Company”) held on June 29, 2026 at Suite 3200, 733 Seymour Street, Vancouver, British Columbia V6B 0S6.

Common Shares represented at the meeting: 108,590,241

All matters were approved by the requisite number of votes as follows:

	Votes For		Votes Withheld
Description of Matter	Number	%	Number	%
1. Ordinary resolution to appoint PricewaterhouseCoopers LLP as Auditors of the Company until the next Annual Meeting and authorizing the directors to fix their remuneration	77,640,798	99.96	27,801	0.04
2. Ordinary resolution to elect the following nominees as directors:
Gregory Smith	74,877,409	98.67	1,008,638	1.33
Daniel O’Flaherty	75,870,352	99.98	15,695	0.02
Marcel de Groot	74,823,696	98.60	1,062,351	1.40
Michael McDonald	75,861,284	99.97	24,763	0.03
Elizabeth McGregor	75,857,573	99.96	28,474	0.04
Mark Backens	74,884,617	98.68	1,001,430	1.32
Juan Presa	75,866,466	99.97	19,581	0.03

	Votes For		Votes Against
Description of Matter	Number	%	Number	%
3. Special resolution to amend the articles of the Company, as more particularly described in the Management Information Circular	70,808,527	93.31	5,077,520	6.69
4. Ordinary resolution to amend the Omnibus Equity Incentive Plan of the Company, as more particularly described in Management Information Circular	70,758,760	93.24	5,127,287	6.76

Versamet Royalties Corporation

/s/ Craig Rollins

Craig Rollins

General Counsel and Corporate Secretary